

March 25, 2011

Via Email

Jeffrey Weiner
Chief Executive Officer
LinkedIn Corporation
2029 Stierlin Court
Mountain View, CA 94043

> **Re:** **LinkedIn Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed March 11, 2011**
> **File No. 333-171903**

Dear Mr. Weiner:

We have reviewed your response letter dated March 11, 2011 and the above-referenced filing, and have the following comments. Where prior comments are referenced, they refer to our letter dated February 24, 2011.

General

Outside Front Cover Page of Prospectus

1.   We note your responses to prior comments 4 and 9. Please revise the outside front cover page of the prospectus and the last bullet point on page 6 to quantify the percentage of voting power after the offering that will be held, respectively, by holders of Class B shares, and Mr. Hoffman.

Risk Factors, page 13

"As a result of becoming a public company, we will be obligated to develop …," page 31

2.   We reissue prior comment 17 in part; tell us when you identified the material weakness and describe the steps taken to remediate the weakness. Additionally, please revise to disclose the nature of your significant deficiencies and your remediation plan for them.

Critical Accounting Policies and Estimates, page 59

Stock-Based Compensation, page 62

3.   We note from your disclosure in Note 16 that you granted two million stock options in February 2011. Please update your critical accounting policy disclosure to include the valuation of this option grant and any grants subsequent to this issuance.

Executive Compensation, page 94

Compensation Discussion and Analysis, page 94

Executive Compensation Components, page 96

Cash Bonuses, page 97

4.   Please revise this section to included disclosure consistent with your response to prior comment 26.

5.   We note your response to prior comment 28. Please revise this section to provide a more detailed explanation of how your CEO's determination that each named executive officer other than himself "performed well in his or her areas of responsibility," impacted the actual amount awarded to each named executive officer under the individual performance aspect of the cash bonuses program. Provide similar disclosure for Mr. Weiner with respect to your board of director's determination that your outstanding performance was attributable, in part, to his leadership. See Item 402(b) of Regulation S-K. For example, disclose the percentage of the individual performance metric actually achieved by each named executive officer.

Certain Relationships and Related Person Transactions, page 110

Membership Units Purchase Agreement, page 110

6.   We note your response to prior comment 29. Please revise to disclose the members of your management/board of directors that negotiated and approved the terms of the membership units purchase agreement. In addition, disclose why you used a ten percent interest rate. See Item 404(a)(6) of Regulation S-K.

Principal and Selling Stockholders, page 114

7.   We note your response to prior comment 32. Beneficial ownership disclosure pursuant to Item 403 of Regulation S-K is determined in accordance with Exchange Act Rule 13d-3, which states that beneficial ownership is based on voting and investment power, not economic interest. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act

Rule 13d-3(a). To the extent that you choose to retain the disclaimers of beneficial ownership, please: (i) provide us with a detailed legal analysis supporting your belief that you can disclaim beneficial ownership except to the extent of pecuniary interest, and (ii) revise to disclose who has voting and/or investment power over the disclaimed interest.

Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Revenue Recognition, page F-11

8.   We note your response to prior comment 37. Please explain to us and revise to disclose the cost per advertisement model in further detail. In this regard, please explain the pattern of revenue recognition for advertisement displays under this model. Supplementally, tell us why you believe this method is the most appropriate to reflect the economics of your contracts and your pattern of performance.

Item 15. Recent Sales of Unregistered Securities, page II-1

9.   Please update this section to provide disclosure pursuant to Item 701 of Regulation S-K for the stock option grants for the purchase of 1,951,880 shares of common stock approved by your Board of Directors in February 2011.

Exhibit Index

10.   We note your response to prior comment 44. Please tell us if there are any other documents related to the issuance of the preferred shares and whether you plan to file them as exhibits to the registration statement. See Items 601(b)(4) and 601(b)(10) of Regulation S-K.

You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 or me at (202) 551-3462 with any other questions.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via Email
     Jeffrey D. Saper, Esq.
     Wilson Sonsini Goodrich & Rosati, P.C.